Mail Stop 6010

								February 17, 2006


Luiz Octavio Brasil
President and Director
Nitar Tech Corp.
3950 Worthview Place
Mississauga, Ontario
Canada L5N 6S7

	Re:	Nitar Tech Corp.
		Form SB-2, Amendment 3
		Filed February 7, 2006
		File No. 333-127170

Dear Mr. Brasil:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General

1. We note you filed a Form 8-K on February 14, 2006 announcing an agreement with AAA Wisconsin. It appears this agreement should be filed pursuant to Item 601(b)(10) of Regulation S-B. Please file it, and discuss its material terms in your Business section.

2. We note you provided us with hard copies of several agreements. Please file these agreements as exhibits on EDGAR. They are as follows:

* Agency of record agreement with Marketing Solutions
* Office rental agreement with Joelma Brasil
* WorldCom (formerly MCI) equipment hosting contract
* Letter of intent to purchase Connect Education Systems
* Distribution Agreement with Choozmail Infonet
* Value Added Retail Agreement with Conect Educacao of Brazil
* Service Agreement with Jim Shilale
* Service Agreement with Cary Rogers
* Service Agreement with Brick Enterprises
* Service Agreement with Walter Cohan

3. Also, it is unclear whether the hard copy of the Value Added
Retail
License Agreement with Conecte Educcao that you provided to us is a complete version of the agreement. It consists only of a cover page containing a several "whereas" clauses and three definitions, a signature page, and Schedule A. When you file this agreement on EDGAR, please ensure that you include the entire agreement.

4. We note your response to comment 2. We reissue the comment because it appears you can provide the disclosure we requested even though the due diligence is not yet translated. Please discuss the potential Connect Educations Systems acquisition in your filing. You should describe briefly the company, what it does, what consideration, if any, you have agreed to pay, whether you have entered an LOI or similar preliminary agreement and status of the potential transaction.

Product and Service Distribution, page 9

5. We note your response to comment 29, and we reissue the comment in part. Please discuss in your filing the material terms of your agreements with Conecte Educcao of Sao Paulo, Brazil and Infonet Pvt.
Ltd. Also, since you are planning to file as exhibits your agreements with Walter Cohan, Brick Enterprises, Cary Rogers, and Jim Shilale, you should discuss the material terms of those agreements as well. These discussions should include the geographical location covered, duration, termination provisions, and any other material rights or obligations.





Description of Property, page 15

6. We note your response to comments 30 and 31, and we reissue those comments in part. Please disclose the amount you pay to Joelma
Brasil
for rent and to MCI for hosting your servers.

Security Ownership of Certain Beneficial Owners and Management,
page
23

7. We note the security ownership table is as of November 1, 2004. Please update the table to the latest practicable date.

Certain Relationships and Related Transactions, page 23

8. We note your response to comment 37. Please disclose in your filing the current balance of the bank overdraft loan and the current interest rate.

Recent Sales of Unregistered Securities, page 45

9. We note your response to comment 46. Please disclose in your filing the value of Cornell Capital`s commitment fee, Richard S.
Lane`s legal services, and Industrial Consultants`s consulting services.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Ibolya Ignat at (202) 551-3656 or James
Atkinson
at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters.  Please contact Greg Belliston at (202) 551-3861 or me at
(202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Richard S. Lane
	200 East 71 Street
	New York, NY 10021
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Luiz Octavio Brasil
Nitar Tech Corp.
February 17, 2006
Page 1